FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica–Financial Highlights for the period January–March 2018

FINANCIAL HIGHLIGHTS

•	Organic year-on-year growth acceleration from revenues to operating cash flow.

g	Revenues (€12,190m; -7.2% y-o-y) increased by 1.9% organic.

g	OIBDA (€3,864m; -3.9% y-o-y) grew by 3.3% in organic terms, with a positive contribution from all segments (excluding regulation) and OIBDA margin expansion (+1.1 p.p. y-o-y; +0.4 p.p. in organic terms).

g	Operating cash flow (OIBDA-CapEx) (€2,374m; -1.1% y-o-y) increased by 4.4% in organic terms.

g	Net income (€837m) grew by 7.4% year-on-year.

•	Efficient resource allocation, enabling our customers with the power of connectivity.

g	Solid advance in customer-centric digitalisation and increasing data monetisation.

g	45.8m premises passed with proprietary FTTx/Cable network (+15% y-o-y) and 73% LTE coverage (+9 p.p.).

g	Leading the integration of AI in networks and customer care (AURA launched in 6 countries).

•	Further strengthening of the balance sheet.

g	Net debt (€43,975m at March) down by 9.8% y-o-y; first reduction in a first quarter over the last 4 years.

g	Financing activity in the quarter (€10,692m) enabled debt maturity hedging for the next 2 years and increased the average life to 9.11 years (8.08 years at December 2017).

•	The Company reiterates its objectives and dividend announced for 2018.

•	T. España continued to improve the year-on-year organic growth trend for revenues (+1.1%) and OIBDA (+0.6%) while maintaining solid commercial traction, with a q-o-q churn reduction in all services.

•	T. Brasil continued to bolster its competitive position and maintained profitable growth: revenues and OIBDA growth (+1.0% and +4.5% y-o-y organic, respectively) resulted in OIBDA margin of 36.3% (the highest in a first quarter since 2009).

•	T. Deutschland, with increasing monetisation of mobile data growth in the market, posted solid y-o-y growth in revenues (ex-regulation +0.2% organic), OIBDA (+0.7%) and operating cash flow (+7.1%).

•	T. UK: the recent spectrum acquisition will reinforce network quality to continue providing the best service to the largest customer base in the country. Robust financial results; mobile service revenues (+1.2% y-o-y organic), OIBDA (+6.1%) and margin expansion of 0.8 p.p. (27.1%).

•	T. Hispam Sur; solid and consistent y-o-y organic revenue and OIBDA growth (+7.6% and +10.8% respectively organic), improved contract net additions and excellent progress in the penetration of FTTx/Cable.

•	T. Hispam Norte achieved significant commercial activity improvement. At the financial level, regulatory changes translated into negative organic y-o-y variations in revenues (-2.2%) and OIBDA (-7.4%).

Comments from José María Álvarez-Pallete, Executive Chairman:

“In the first quarter we advanced further in the execution of our strategic priorities set out for 2018.

First, in connectivity we continued to grow our value accesses at a significant pace, which translated into higher average revenue and greater customer loyalty, associated with a continuously increasing demand for data and personalised offers. Second, all our business units grew in revenues and OIBDA in organic terms, excluding the negative impact of regulation. Third, we further strengthened our positioning as a Platform Company by having taken a step forward in our digital transformation, leveraging on digitalisation and data monetisation, and continue leading in innovation with the launch of Aura in 6 countries.

Furthermore, revenues, OIBDA and OpCF grew organically and net debt continued to decrease. This quarter’s results are in line with our expectations and allow us to reiterate our objectives set for the year.”

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March	% Chg		Jan - Mar *
	2018	Reported	Organic	2018 (IAS 18)
Revenues	12,190	(7.2)	1.9	12,200
Telefónica España	3,098	1.0	1.1	3,101
Telefónica Deutschland	1,767	(0.2)	(0.4)	1,764
Telefónica UK	1,586	(1.0)	2.9	1,604
Telefónica Brasil	2,705	(14.5)	1.0	2,698
Telefónica Hispam Sur (1)	1,833	(13.4)	7.6	1,832
Telefónica Hispam Norte (2)(3)	971	(16.8)	(2.2)	974
Other companies & eliminations	230	(6.0)	3.7	228
Telxius	180	(4.0)	2.0	179

OIBDA	3,864	(3.9)	3.3	3,853
Telefónica España	1,224	7.0	0.6	1,226
Telefónica Deutschland	403	0.8	0.7	400
Telefónica UK	430	3.3	6.1	430
Telefónica Brasil	982	(11.1)	4.5	975
Telefónica Hispam Sur (1)	517	(11.6)	10.8	514
Telefónica Hispam Norte (2)(3)	258	(19.1)	(7.4)	260
Other companies & eliminations	51	(5.0)	18.4	50
Telxius	86	(6.4)	0.6	85

OIBDA margin	31.7%	1.1 p.p.	0.4 p.p.
Telefónica España	39.5%	2.2 p.p.	(0.2 p.p. )
Telefónica Deutschland	22.8%	0.2 p.p.	0.3 p.p.
Telefónica UK	27.1%	1.1 p.p.	0.8 p.p.
Telefónica Brasil	36.3%	1.4 p.p.	1.2 p.p.
Telefónica Hispam Sur (1)	28.2%	0.6 p.p.	0.8 p.p.
Telefónica Hispam Norte (2)(3)	26.6%	(0.8 p.p. )	(1.5 p.p. )
Other companies & eliminations	22.0%	0.2 p.p.	2.9 p.p.
Telxius	47.6%	(1.3 p.p. )	(0.7 p.p. )

Operating Income (OI)	1,638	4.3	8.2

Net income attributable to equity holders of the Parent	837	7.4
Basic and diluted earnings per share (euros)	0.12	(13.2)

CapEx	1,490	(8.0)	0.0
Telefónica España	346	3.9	3.9
Telefónica Deutschland	197	(5.7)	(5.6)
Telefónica UK	183	(18.8)	(16.6)
Telefónica Brasil	388	(2.2)	16.5
Telefónica Hispam Sur (1)	251	(15.2)	4.0
Telefónica Hispam Norte (2)(3)	53	(60.1)	(54.2)
Other companies & eliminations	73	163.6	194.1
Telxius	57	n.m.	n.m.

Spectrum	7	86.6	n.m.
Telefónica España	—	—	—
Telefónica Deutschland	—	—	—
Telefónica UK	—	—	—
Telefónica Brasil	—	—	—
Telefónica Hispam Sur (1)	7	n.m.	n.m.
Telefónica Hispam Norte (2)(3)	—	n.m.	n.m.

OpCF (OIBDA-CapEx)	2,374	(1.1)	4.4
Telefónica España	878	8.3	(0.7)
Telefónica Deutschland	207	7.9	7.1
Telefónica UK	247	29.3	32.9
Telefónica Brasil	594	(16.0)	(2.2)
Telefónica Hispam Sur (1)	266	(7.8)	17.7
Telefónica Hispam Norte (2)(3)	205	10.3	26.4
Other companies & eliminations	(22)	c.s.	c.s.
Telxius	29	(63.0)	(65.2)

- Reconciliation included in the excel spreadsheets.

Notes:

-	January-March 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
(*)	For comparative purpose only, January-March 2018 results reported under prior accounting IAS 18.
-	OIBDA and OI are presented before brand fees and management fees.
(1)	Telefónica Hispam Sur includes Argentina, Chile, Peru and Uruguay
(2)	Telefónica Hispam Norte includes Colombia, Mexico, Venezuela, Central America and Ecuador.
(3)	Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business of T. Colombia from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.
-	2018 Organic criteria assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period). For organic comparative purposes, this synthetic exchange rate has been fixed at 2,091 VEF/USD at the end of March 2017. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”, “aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in the present document are included in our consolidated financial statements and consolidated management report for the year 2017 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 283, of the .pdf filed. Recipients of this document are invited to read it.

Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

For further information please refer to the information on 2018 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 26, 2018	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer